UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2002

Act Exchange Act of 1934
Section 13(d)
Rule 13d-1(b)(1)(ii)
Public Availability February 14, 2002

Kevin Keogh, Esq.
White & Case
1155 Avenue of the Americas
New York, New York 10036-2787

Re: Deutsche Bank AG
Incoming letters dated September 10, 2001 and December 31, 2001

Dear Mr. Keogh:

The Division of Corporation Finance will not recommend enforcement action to the Commission if Deutsche Bank and the Qualifying Subsidiaries report beneficial ownership on Schedule 13G pursuant to Rule 13d-1(b). Deutsche Bank and the Qualifying Subsidiaries may not use Schedule 13G if they acquire the subject securities with the purpose or effect of changing or influencing control of the issuer.

This position is based on the facts described and the representations made in your letter. In particular, we note your representations regarding the comparability of foreign and United States laws governing Deutsche Bank and the Qualifying Subsidiaries and entities listed in Rule 13d-1(b)(1)(ii). We also note your undertaking to furnish the information otherwise required by Schedule 13D upon our request.

Any change in the facts described and representations made in your letter may change our conclusion. This letter only expresses our position on enforcement action. It does not express any legal conclusions on the questions presented.

Sincerely,

Christina Chalk

Christina Chalk
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance

LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
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ROME
STOCKHOLM
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WHITE & CASE
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1155 AVENUE OF THE AMERICAS
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TELEPHONE: (1-212) 819-8200
FACSIMILE: (1-212) 354-8113

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

BAHRAIN
JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG

December 31, 2001

Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Dennis O. Garris, Office Chief
Lillian K. Cummins, Special Counsel

Re: Deutsche Bank AG
Request to Report on Schedule 13G

Dear Ladies and Gentlemen:

This letter responds to the telephoned comments of your Special Counsel and supplements our letter to you dated September 10, 2001 in which we requested on behalf of Deutsche Bank and certain of its non-U.S. branches and subsidiaries assurance that the Division of Corporation Finance would not recommend enforcement action to the Commission if Deutsche Bank and its qualifying non-U.S. branches and subsidiaries are treated as institutions eligible to report beneficial ownership of equity securities on Schedule 13G.

In response to your request, we specify below the activities that the non-U.S. branches and subsidiaries are performing in each jurisdiction and area of business covered by our September 10th letter and confirm that in such areas of business the qualifying non-U.S. branches and subsidiaries are subject to a regulatory regime comparable to the United States regulatory regime applicable to corresponding entities organized under United States law and having comparable operations.

Operations in the Federal Republic of Germany

Banking operations in Germany, which also include investment activities, are carried out by Deutsche Bank AG through more than 1,000 branches, and by more than 1,500 banking subsidiaries, including specifically Deutsche Bank 24 Aktiengesellschaft, Deutsche Bank Luebeck Aktiengesellschaft vormals Handelsbank, Deutsche Bank Saar Aktiengesellschaft and

Deutsche Bank Trust Aktiengesellschaft Private Banking. These banking operations are subject to the regulatory regime described in our September 10th letter, which is comparable to the regime applicable to banking operations in the United States.

Non-bank financial subsidiaries in Germany, including specifically Deutsche Asset Management Europe GmbH, Deutsche Asset Management International GmbH, Deutsche Asset Management Investmentgesellschaft GmbH, Deutsche Vermögensbildungsgesellschaft GmbH, DWS International Portfolio Management GmbH, DWS Investment GmbH and DWS FinanzService GmbH, provide mutual fund investment advisory and discretionary asset management services. They are subject to a regulatory regime that is comparable to the regime that applies to investment companies registered pursuant to Section 8 of the Investment Company Act of 1940 or to investment advisers registered pursuant to Section 203 of the Investment Advisers Act of 1940, as described in our September 10th letter.

Investment banking and broker-dealer activities in Germany are conducted by Deutsche Bank AG, which operates as a universal bank, and through its German broker-dealer subsidiary, DB Broker GmbH. These activities are subject to regulation that is comparable to the regulation that applies to broker-dealers registered pursuant to Section 15 of the Securities Exchange Act of 1934.

German insurance subsidiaries conduct insurance and investment activities comparable to those of U.S. insurance companies as defined in Section 3(a)(19) of the Securities Exchange Act of 1934. They include Versicherungsholding der Deutschen Bank AG, Deutscher Herold Lebensversicherungs-Aktiengesellschaft der Deutschen Bank and Deutscher Herold Allgemeine Versicherungs-Aktiengesellschaft der Deutschen Bank. The German regulatory regime for such companies described in our September 10th letter is comparable to the regime applicable to comparable companies in the United States.

Operations in the United Kingdom

Deutsche Bank AG (London Branch) and Morgan Grenfell & Co. Ltd., together with various subsidiaries, conduct banking and broker-dealer businesses in the United Kingdom. Under the new regulatory regime described in our September 10th letter, they are subject to combined regulation comparable to that which applies to broker-dealers registered pursuant to Section 15 of the Securities Exchange Act and to banks regulated under the several United States banking regulations.

Investment advisory and investment management activities in the United Kingdom are conducted by subsidiaries including Deutsche Asset Management Group Limited, Deutsche Asset Management (International) Limited, Deutsche Asset Management Investment Services Limited, Deutsche Asset Management Life & Pensions Limited, Deutsche Asset Management Limited, Deutsche Investment Trust Managers Limited, Deutsche Property Asset Management Limited, Deutsche Unit Trust Managers Limited, Morgan Grenfell Private Equity Limited,

Nissay Deutsche Asset Management Europe Limited and Tokai Deutsche Asset Management Limited. These activities are regulated in a manner comparable to that which applies to investment advisers registered pursuant to Section 203 of the Investment Advisers Act of 1940. In addition, their activities and clients include collective investment schemes that are regulated in a way that is comparable to the regulation that applies to investment companies registered pursuant to Section 8 of the Investment Company Act of 1940.

Operations in Japan

The Deutsche Bank group conducts investment banking and broker-dealer activities in Japan through Deutsche Bank AG, Tokyo Branch and Deutsche Securities Limited, Tokyo Branch. In conducting these activities, they are subject to the extensive regulation described in our September 10th letter, some of which was patterned on comparable United States laws and all of which, taken together, is comparable to the regulatory regime applicable to such activities in the United States.

Activities similar to those of investment advisers and investment companies in the United States are conducted in Japan by Deutsche Asset Management Japan and Deutsche Bank Real Estate (Japan). The extensive regulation to which they are subject is described in our September 10th letter. It is comparable to the regulation that applies to registered investment advisers and registered investment companies in the United States.

Banking and investment activities are conducted in Japan through Deutsche Trust Bank and Deutsche Bank AG, Tokyo Branch. They are subject to regulation described in our September 10th letter that is comparable to the regulatory regime that applies to banks in the United States.

Operations in Australia

Investment banking, broker-dealer, investment adviser and investment management activities in Australia are conducted by Deutsche Securities Australia Limited, Deutsche Capital Markets Australia Limited, Deutsche Bank AG (Sydney Branch), Deutsche Asset Management (Australia) Limited and subsidiaries and branches. They have the licenses and are subject to the regulatory regime described in our September 10th letter, which is comparable to the regulatory regime that applies to comparable activities by comparable entities in the United States.

Banking and investment activities in Australia are conducted through Deutsche Bank AG (Sydney Branch). In these activities it is subject to the regulatory regime described in our September 10th letter which is comparable to that applicable to banks in the United States.

Operations in Hong Kong

Deutsche Bank conducts broker-dealer, investment advisory, investment management and investment banking activities in Hong Kong through Deutsche Bank AG, Hong Kong Branch, Deutsche Securities Limited, Deutsche Securities Asia Limited and subsidiaries. They have the several licenses and registrations described in our September 10th letter and are subject to the legislation, regulatory codes and rules described in detail in that letter. Taken together, these form a regulatory regime that is comparable to that which applies to comparable activities conducted by comparable entities in the United States.

No-Action Request

For the reasons set forth in our September 10th letter, as supplemented by this letter, we respectfully request on behalf of Deutsche Bank that it and each of its non-U.S. branches and subsidiaries described above and in our September 10th letter be permitted to report beneficial ownership of equity securities subject to Section 13(d) of the Securities Exchange Act of 1934 on Schedule 13G in accordance with the requirements that would be applicable if Deutsche Bank and each of such non-U.S. branches and subsidiaries were qualified institutional investors described in Rule 13d-1(b)(1)(ii).

If you have any further comments or questions, please contact Kevin Keogh by telephone at (212) 819-8227, by fax at (212) 354-8113 or by e-mail at kkeogh@whitecase.com.

Very truly yours,

White + Case LLP

KK:aa

LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

WHITE & CASE
LIMITED LIABILITY PARTNERSHIP

1155 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10036-2787

TELEPHONE: (1-212) 819-8200
FACSIMILE: (1-212) 354-8113

DIRECT DIAL: 212-819-8227

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

BAHRAIN
JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG

September 10, 2001

Dennis O. Garris, Esquire
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request to Report on Schedule 13G

Dear Mr. Garris:

On behalf of Deutsche Bank AG ("Deutsche Bank") and certain of its non-U.S. branches and subsidiaries (together referred to as the "Qualifying Subsidiaries"), we respectfully request assurance that the Division of Corporation Finance (the "Division") would not recommend enforcement action to the Securities and Exchange Commission (the "SEC" or the "Commission"), if Deutsche Bank and the Qualifying Subsidiaries are treated as institutions eligible to report beneficial ownership of equity securities subject to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") on Schedule 13G as described below. The Division provided similar assurance to Deutsche Bank AG and certain of its subsidiaries in response to (i) a letter to Ms. Meredith B. Cross, Office of Chief Counsel, Division of

Corporation Finance, dated January 25, 1994 and (ii) a letter to Mr. Dennis Garris, Office of Tender Offers, Division of Corporation Finance, dated April 3, 1996.

The Qualifying Subsidiaries include only those branches and subsidiaries of Deutsche Bank organized and regulated under the laws of the Federal Republic of Germany, the United Kingdom, Japan, Australia and Hong Kong, and any such branches and subsidiaries named herein in the discussions of the operations of the Deutsche Bank Group in such jurisdiction. For ease of reference schedules are attached listing the Qualifying Subsidiaries.

Deutsche Bank and each Qualifying Subsidiary engages in activities similar to those of investors that qualify under Rule 13d-1(b)(1)(ii) ("Qualified Institutional Investors") to file Schedule 13G and is, as more fully discussed below, subject to regulation in the jurisdiction of its organization or place of business comparable to regulation of Qualified Institutional Investors in the United States. Such activities may from time to time cause Deutsche Bank and the Qualifying Subsidiaries to become beneficial owners of equity securities as such terms are defined in the regulations under Section 13(d) of the Exchange Act.

Operations of Deutsche Bank in the Federal Republic of Germany

As the largest banking institution in the Federal Republic of Germany, Deutsche Bank operates over 1400 branches and offices in Germany and more than 1000 branches and subsidiary offices in over sixty countries around the world. As of December 31, 2000, the total assets of the Deutsche Bank Group were in excess of 940 billion, making the Deutsche Bank

Group one of the largest banking groups in the world. The registered office of Deutsche Bank is in Frankfurt am Main, Germany and, as a publicly-owned company, its stock trades on all eight German stock exchanges as well as on those in Austria, Belgium, France, Japan, Luxembourg, Switzerland, The Netherlands and the United Kingdom. Through various subsidiaries, the Deutsche Bank Group participates and is subject to regulation in several financial industries including commercial and retail banking, investment banking, asset management, and insurance.

In Germany, Deutsche Bank is, on a group-wide basis, subject to the supervision of the Federal Banking Supervisory Authority (Bundesaufsichtsamt für das Kreditwesen). The Federal Banking Supervisory Authority has the power, *inter alia,* to issue and revoke licenses, to issue regulations on capital and liquidity requirements, to require the removal of members of the management of banks, to inspect the books and records, to specify the contents of reports on financial matters by banks and to take action where deposits are considered to be in jeopardy.

Bank lending activities in the Federal Republic of Germany are closely regulated under the German Banking Act (Kreditwesengesetz). The Banking Act and directives under the European Union, of which Germany is a member, contain provisions on solvency, long-term lending and investments. The Banking Act also contains limits on large loans to individual borrowers. Under the Banking Act, Deutsche Bank is subject to extensive reporting requirements on a group-wide basis.

In addition to banking activities conducted in its own name, Deutsche Bank operates more than 1,500 banking subsidiaries in Germany that engage in commercial banking activities. These subsidiaries are subject to the same regulation as Deutsche Bank with respect to their banking activities. The branch office and the banking subsidiaries for which Deutsche Bank is seeking relief are listed on Schedule A-1 attached hereto.

Non-bank financial subsidiaries must comply with the reporting provisions of the Banking Act if they engage in leasing contracts, issue travelers' checks or credit cards, provide investment advice, acquire shares in stock companies or partnerships, or provide consulting services on capital structure, mergers and acquisitions, takeovers or industrial strategy.

Through several subsidiaries, Deutsche Bank provides varied financial services in Germany including broker-dealer services, investment advising, mutual fund management and insurance.

Several Deutsche Bank subsidiaries provide mutual fund investment advisory and discretionary asset management services in Germany equivalent to investment companies registered pursuant to Section 8 of the Investment Company Act of 1940 (the "Investment Company Act") or investment advisors registered pursuant to Section 203 of the Investment Advisers Act of 1940. Such subsidiaries invest in securities for the account of the investors in the funds managed by such subsidiaries. The German investment company subsidiaries are subject to regulation under the Investment Companies Act (Gesetz über Kapitalanlagegesellschaften) The Investment Management Companies Act has strict disclosure provisions for accredited investment companies. The German investment company, advisory and asset management subsidiaries are listed on Schedule A-2 attached hereto.

Investment banking and broker-dealer activities are conducted in Germany principally by Deutsche Bank, which operates as a universal bank, and also through Deutsche Bank's German broker-dealer subsidiary. The German broker-dealer subsidiary provides services similar to those provided by broker-dealers registered pursuant to Section 15 of the Exchange Act. The German broker-dealer subsidiary is subject to regulation under the Banking Act, the German Exchange Act (Börsengesetz) and the Securities Trading Act (Wertpapierhandelsgesetz). The Federal Banking Supervisory Authority issues licenses for investment brokers and portfolio managers. The Stock Exchange Management grants admission for access to the exchange and to participation in stock exchange trading. The Federal Supervisory Authority for Securities Trading (Bundesaufsichtsamt für den Wertpapierhandel) and the Stock Exchange Management supervises the market activities of financial services institutions.

The Federal Supervisory Authority for Securities Trading is in charge of securities regulation. This Authority has the authority to regulate the conduct of securities market participation, prevent and detect insider trading violations, conduct investigations, and address abuses in security trading. Banks, financial institutions and securities firms are required to file regular reports with the office concerning their securities transactions. The German subsidiary of Deutsche Bank that conducts activities similar to one or more of the activities of broker-dealers in the United States is listed on Schedule A-3 attached hereto.

Similar to insurance companies as defined in Section 3(a)(19) of the Exchange Act, the Deutsche Bank Group offers insurance products and planning to clients in Germany through various subsidiaries. The German insurance company subsidiaries are subject to regulation by the Federal Insurance Supervisory Office (Bundesaufsichtsamt für das Versicherungswesen) under the Insurance Supervision Act (Gesetz über die Beaufsichtigung der Versicherungsunternehmen). The German insurance company subsidiaries are attached on Schedule A-4 hereto.

Operations in the United Kingdom

Through a branch, its subsidiary Morgan Grenfell & Co. Ltd. ("MG & Co.") and various other subsidiaries, the Deutsche Bank Group provides varied financial services in the United Kingdom including banking, investment banking and broker-dealer services, investment advising and mutual fund management.

Deutsche Bank conducts banking and broker-dealer businesses in the United Kingdom through MG & Co. which provide services similar to those provided by broker-dealers registered pursuant to Section 15 of the Exchange Act. It is currently subject to regulation under the Financial Services Act 1986 (the "FSA"), although newly enacted legislation, the Financial Services and Markets Act 2000, will replace the FSA (the UK is moving from a self-regulating financial services regime, backed by statute, to a totally statutory regime).[1] The FSA delegates responsibility for regulating the investment industry to the Financial Services Authority (the "Authority"), previously known as the Securities and Investment Board (the "SIB"). The

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[1] The UK Panel on Takeovers and Mergers is and will remain, strictly speaking, self-regulating but has and will continue to have statutory endorsement under the new regime.

Authority's directors now sit on the boards of the investment industry self-regulatory organizations, including the Securities and Futures Authority (the "SFA"), which regulates brokers and dealers in securities, the Investment Management Regulatory Organisation ("IMRO"), which regulates the asset management business, and the Personal Investment Authority (the "PIA"); which regulates individuals who produce and sell life assurance, unit trusts (mutual funds) and other investment services to private clients. This effectively makes the SROs subsidiaries of the Authority. The Authority's functions include authorizing and supervising UK banks and mutual funds and developing rules and regulations governing recognition and authorization under the FSA. When the new regime is fully operational, the Authority will regulate these activities directly. The UK investment broker-dealer subsidiary and branch are listed on Schedule B-1 attached hereto.

MG & Co. also conducts banking activities as a bank registered and licensed under the laws of the UK. A bank in the United Kingdom was formerly subject to regulation by the Bank of England under the Banking Act 1987. Under the terms of the Bank of England Act 1999, the Financial Services Authority now regulates the banking business while the Bank of England remains responsible for monetary policy. Additionally, bank lending activities to individuals and businesses are subject to the Consumer Credit Act of 1974. A bank's activities may include investment banking, corporate finance, brokerage and dealing and are subject to regulation by the SIB. The UK banking subsidiary and branch are listed on Schedule B-1 attached hereto.

Investment advisory activities in the UK are conducted through several indirect UK subsidiaries. The UK investment advisor subsidiaries provide investment advice and discretionary asset management services and function in a manner similar to investment advisors registered pursuant to Section 203 of the Advisers Act. The UK investment advisor subsidiaries are subject to regulation under the FSA and are regulated by the IMRO and the PIA, two of the self-regulatory organizations recognized by the Authority/SIB. The UK investment advisor subsidiaries' clients include collective investment schemes similar to investment companies registered pursuant to Section 8 of the Investment Company Act. These collective investment schemes are also subject to the FSA and are regulated by the FSA/SIB. The UK investment advisor subsidiaries are listed on Schedule B-2 attached hereto.

Operations in Japan

All of the Deutsche Bank Group's operations in Japan are regulated by the Financial Reconstruction Commission (FRC), which acts through its Financial Services Agency (FSA). The FSA, *inter alia*, oversees securities companies, investment trust management companies, investment advisory companies, banks, and insurance companies, the regulation of which is briefly described below.

In Japan, securities companies are either joint stock companies ('kabushiki kaisha') or Japanese branches of foreign securities companies that are engaged in a securities business. These companies are regulated by a number of laws, regulations and ordinances, including the

Securities and Exchange Law (Law No. 25 of 1948, as amended; hereinafter referred to as the "SEL"), the Foreign Securities Firms Law, and the Commercial Code of Japan.[2]

The laws governing securities companies in Japan are upheld by regulatory authorities charged with the oversight of such companies. The Financial Reconstruction Commission ("FRC"), acting through its Financial Services Agency ("FSA") (Securities Division), is responsible for overseeing the operations of securities companies. The FSA regularly conducts regulatory examinations of securities companies pursuant to the SEL and enforces periodic reporting requirements. Every securities company licensed by FRC is also required to register with the Japan Securities Dealers Association ("JSDA"), which in turn supervises the activities of sales representatives of securities companies. Any offering of securities must be filed with the Kanto Financial Bureau ("KFB"), a division of the Ministry of Finance ("MOF"). As well, such securities companies are required to participate in one of two investor protection funds which mandate specific contributions and, if the securities company in question is a subsidiary, guarantees by parent companies. Securities companies in breach of the SEL may be subject to

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[2] The following laws and regulations also regulate securities companies:

Securities Exchange Law Enforcement Order (Law No. 321 of 1965)
Order Concerning Securities Firms (Ordinance of the Prime Minister's office and Ordinance of the Ministry of Finance No. 32 of 1998
Order Concerning the Code of Conduct Etc., of Securities Firms (Ordinance of the Ministry of Finance No. 60 of 1965)
Civil Code of Japan (Law No. 89 of 1896)
Foreign Exchange and Foreign Trade Control Law (Law No. 228 of 1949, as amended)

certain penal provisions. The Deutsche Bank branch and the Japanese branch of a Hong Kong subsidiary of Deutsche Bank that conduct activities similar to investment banks and broker-dealers in the United States are listed on Schedule C-1 attached hereto.

In Japan, "investment trusts" are analogous to unit trusts or mutual funds. Companies involved in managing such trusts are known as Investment Trust Management Companies ("ITMCs") and are regulated by the following laws and regulations: the Law Concerning Investment Trusts and Investment Corporations (Law No. 198 of 1951, as amended; hereinafter referred to as the "ITL"); the Commercial Code of Japan (Law No. 48 of 1899); the Civil Code of Japan (Law No. 89 of 1896); and the Foreign Exchange and Foreign Trade Control Law (Law No. 228 of 1949, as amended).

As with securities companies, the FSA is responsible for overseeing the operations of ITMCs. The FSA can order an ITMC to submit reports on its business, and may conduct unannounced regulatory examinations of ITMCs pursuant to Article 39 of ITL. The FSA also requires periodic reporting by ITMCs. There are penal provisions that apply in the event of breach of various provisions of the ITL. Again, like securities offerings, investment trust offerings must be filed with the KFB by the participating ITMC.

There are two types of licenses for investment advisory companies in Japan: Investment Advisory Companies ("IACs") and Discretionary Investment Management Companies ("DIMs"). IACs have 'non-discretionary authority' in that they are restricted to providing advice regarding investment decisions, but may not make investment decisions or instruct a broker on behalf of the client. DIMs, by contrast, have 'discretionary authority' in that they are granted the authority to make investments decisions and to arrange investments on clients' behalf.

The FSA retains responsibility for overseeing the operations of IACs, and ensures the application of the following laws and regulations: the Investment Advisory Act (Law No. 74 of 1986, as amended; hereinafter referred to as the "IAA"); the Commercial Code of Japan (Law No. 48 of 1899); the Civil Code of Japan (Law No. 89 of 1896); and the Foreign Exchange and Foreign Trade Control Law (Law No. 228 of 1949, as amended).

All IACs are required to register with the FRC in order to obtain an IAC license (DIMs must then further apply for a DIM-specific license). In keeping with its general powers of oversight and regulation, the FSA can order IACs and DIMs to submit reports on their business, conduct unannounced regulatory examinations of IACs and DIMs, and apply penal provisions in the event of breach of various provisions of the IAA. The Japanese subsidiaries of Deutsche Bank that conduct activities similar to investment advisors and investment companies in the United States are listed on Schedule C-2 attached hereto.

Banks, including trust banks and Japanese branches of foreign banks, are considered joint stock companies. The FSA (Banking Division) is responsible for overseeing the operations of banks and for enforcing the following regulations: the Banking Law (Law No. 59 of 1981, as amended; hereinafter referred to as the "BL"); the Commercial Code of Japan (Law No. 48 of 1899); the Civil Code of Japan (Law No. 89 of 1896); the Foreign Exchange and Foreign Trade Control Law (Law No. 228 of 1949, as amended); the Trust Business Law (Law No. 65 of 1922);

and the Law Concerning Trust Business Rendered by Financial Institutions (Law No. 43 of 1933).

In order to engage in a banking business (defined as comprising both depository and money exchange services), all banks must first obtain a license from the MOF pursuant to Article 4 of the BL. In its review of a license application, the FSA requires information regarding major shareholders of the applicant company and is empowered to compel a bank to submit reports on its business or conduct unannounced regulatory examinations of banks. Breach of the BL may invoke penal provisions, or result in the cancellation of the bank's license. In addition, banks are subject to inspection by the FRC and The Bank of Japan periodically. The Japanese branches or subsidiaries of Deutsche Bank that conduct activities similar to banks in the United States are listed on Schedule C-3 attached hereto.

Insurance companies, including the Japanese branches of foreign insurance companies, are joint stock companies. In Japan, insurance businesses are strictly categorized into either life insurance or non-life insurance businesses, with the latter including, *inter alia*, marine, fire and automobile insurance. As well, there is also a category of "third sector insurance products" which includes, for example, travel and cancer insurance. Entry into the third sector category is highly restricted, particularly with respect to foreign insurance companies, many of whose applications have been denied. Insurance companies licensed in Japan may conduct reinsurance businesses.

The FSA (Insurance Division) is responsible for overseeing the operations of insurance companies and upholding the following laws and regulations: the Insurance Business Law (Law No. 41 of 1939, as amended; hereinafter referred to as the "IBL"); the Commercial Code of

Japan (Law No. 48 of 1899); the Civil Code of Japan (Law No. 89 of 1896); and the Foreign Exchange and Foreign Trade Control Law (Law No. 228 of 1949, as amended).

All insurance companies seeking to operate in Japan must first be granted an insurance license (either life or non-life) from the FRC. After the license is granted, the licensed insurance company must periodically submit business and capital adequacy reports to the FSA, in addition to any other reports requested by the FSA at its discretion. The FSA is also entitled to periodically inspect any insurance companies operating under its supervision. As with the above-mentioned areas, in the event of the breach of certain provisions of the IBL, penal consequences may apply.

Operations in Australia

The Deutsche Bank Group holds the following licenses in Australia: Securities Dealers' License; Investment Advisers' License; Futures Brokers' License; Futures Advisers' License; Authority to Carry on Banking Business; Real Estate License; Corporation License and Approved Trustee License. The Deutsche Bank Group's activities and operations in these areas are subject to regulation by a host of laws, rules and regulations enforced by a number of different regulatory bodies and organizations, briefly described below:

The Australian Securities and Investment Commission ("ASIC") is responsible for the day-to-day administration of the Corporations Law, which regulates consumer and competition issues in the financial sector. Regulated activities include broker-dealer and invstment advisory activities as well as mutual fund offerings to the general public. Securities Dealers and

Investment Advisors must seek and obtain licenses from ASIC, which also has the power to revoke licenses. In addition, ASIC may hold its own hearings and commence investigations into an overseen entity in the event of a breach of the Corporations Law, and with reasonable cause may commence criminal proceedings as well. ASIC also has the power to commence civil action where it appears that such a course would be in the public interest.

The Foreign Investment Review Board ("FIRB") is responsible for the day-to-day administration of the Foreign Acquisitions and Takeovers Act of 1975. The Australian Securities Exchange (ASX) operates Australia's primary national stock exchange for equities, derivatives and fixed-interest securities. The ASX promotes market integrity by monitoring and supervising the overseen markets, developing and implementing Business Rules and Listing Rules, and by working closely with ASIC to ensure orderly and fair market activity. The ASX has suspension and removal powers and may take disciplinary action against a listing entity in breach of its rules. It may also take court actions to obtain orders enforcing the applicable law.

The Australian Competition and Consumer Commission ("ACCC") is responsible for the administration and enforcement of the Trade Practices Act, which includes the power to authorize certain types of restrictive trade practices.[3]

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[3] The following laws not mentioned in the text above also regulate the Deutsche Bank Group's operations in Australia: ASIC Policy Statements and Class Orders; Banking (Foreign Exchange) Regulations; Code of Banking Practice; the Contracts Review Act, 1980 (NSW); Financial Sector (Shareholdings) Act, 1998 (Cth); Financial Transaction Reports Act, 1988 (Cth); Payment Systems (Regulation) Act, 1998 (Cth); Property Stock and

(continued...)

The Australian subsidiaries and branch of Deutsche Bank that conduct activities similar to investment banks, broker-dealers and investment advisors in the United States are listed on Schedule D-1 attached hereto.

The Australian Prudential Regulations Authority ("APRA"), which exerts prudential controls over deposit taking, insurance and superannuation. Some examples of APRA's mandate includes the licensing of all deposit-taking institutions subject to prudential regulation; the licensing and prudential regulation of superannuation funds to ensure compliance with retirement income requirements; the promotion of full disclosure of risk-indicators assumed by its overseen entities; and administering payment system entry requirements with respect to prudential standards.

APRA exerts broad powers to regulate the entities for which it is responsible. Under the Banking Act, it may revoke an 'Authority to Carry on Banking Business' in a number of instances, such as noncompliance with the Banking Act, failure to pay financial sector levies, the furtherance of depositor interests, and the national interest. APRA may direct the operations of a bank if APRA considers that there has been a contravention of a prudential standard or a prudential regulation, or if APRA considers such a directive to be in the interests of depositors.

(...continued)

Business Agents Act; Price Surveillance Act; Reserve Bank Act 1994; Sydney Futures Exchange Limited Business Rules.

In addition, APRA is empowered to obtain information, to appoint an investigator or administrator, or to assume control of a troubled bank should APRA deem it necessary.

The Reserve Bank of Australia ("RBA") is the central bank of Australia and is responsible for the payments system. As banker and financial agent of the government, the RBA administers the Financial Corporations Act, and, under the Banking Act, Authorized Deposit-Taking Institutions (ADIs) are required to hold Non-Callable Deposits with the RBA of an amount equal to 1% of their total liabilities (excluding shareholder funds).

The Banking Ombudsman Scheme is a non-legislative, self-regulatory initiative of the Australian Bankers' Association (ABS). The scheme investigates and adjudicates consumer complaints against banks. The scheme is intended to provide a private dispute-resolution procedure for aggrieved customers as an alternative to court or other processes. The Australian branch of Deutsche Bank that conducts activities similar to banks in the United States is listed on Schedule D-2 attached hereto.

Operations in Hong Kong

The Deutsche Bank Group holds the following licenses and/or registrations in Hong Kong: Licensed Bank, Exempt Securities Dealers' License, Dealers' License, Investment Advisors' License, Exchange Participant of the Stock Exchange of Hong Kong Limited ("SEHK"), Member of the Hong Kong Securities Clearing Company Limited ("HKSCC"), Clearing Participants License/Brokerage and Underwriting License with the China Securities Regulatory Commission, Exchange Participant of the Hong Kong Futures Exchange, Individual

Clearing Participants' License and Commodities Dealers' License. The legislation applicable to the activities and operations of the Deutsche Bank Group in Hong Kong and the regulatory bodies and organizations enforcing such legislation are briefly described below. The summary below does not purport to set out every single piece of legislation which may be applicable to the Group's activities and operations, but refers to the major pieces of legislation for the purposes of this letter.

In Hong Kong securities markets are regulated by (1) legislation enacted by the Legislative Council with more detailed regulations provided in subsidiary legislation; (2) regulatory codes administered by the Securities and Futures Commission ("SFC"); and (3) the respective Rules of the SEHK and the HKSCC, which apply to the members of the SEHK. Although the codes administered by the SFC do not have the force of law and are not interpreted as if they were statutes, the codes set out the standards of practice which are acceptable to the SFC. The most relevant pieces of legislation and codes are summarized below.

The Securities Ordinance ("SO") (Chapter 333 of the Laws of Hong Kong) contains provisions regulating stock markets, dealers and participants in securities. It regulates trading in securities and the investment advisory business and offers protections to investors. Although some provisions have been replaced by ordinances subsequently enacted, the SO is still the principal ordinance governing the securities industry. The SO requires that all securities dealers, investment advisers and their representatives register with the SFC and also imposes reporting obligations on registered securities dealers and registered investment advisers. The SFC has the power to conduct investigations and impose restrictions on, among others, securities dealers, investment advisers and their respective representatives. The Securities and Futures Commission Ordinance ("SFCO") (Chapter 24 of the Laws of Hong Kong), imposes additional registration requirements for dealers, investment advisers and representatives and also contains provisions relating to the regulation of the business of such persons. A corporation in Hong Kong acting as an investment adviser or holding itself out to be an investment adviser is required to have at least one of its directors to actively participate in, or be directly responsible for the supervision of, the corporation's business as an investment adviser and be registered as an investment adviser.

A bank licensed under the Banking Ordinance ("BO") (Chapter 155 of the Laws of Hong Kong) to carry on banking business in Hong Kong may be exempted by the SFC from registration as a securities dealer. The SFC may also declare any person to be an exempt investment adviser for the purposes of the SO if the business of that person consists of:

(i) investment advice given mainly to persons whose business involves the acquisition, disposition and the holding of securities; or

(ii) investment advice given only to persons residing outside Hong Kong.

The Protection of Investors Ordinance ("PIO") (Chapter 335 of the Laws of Hong Kong) aims at protecting investors in securities and other investment arrangements. Under the PIO, any person who, by a fraudulent or reckless misrepresentation, induces another person to deal in securities or to take part in any investment arrangements commits a punishable offense.

The Companies Ordinance ("CO") (Chapter 32 of the Laws of Hong Kong) consists of the laws regulating companies incorporated or registered in Hong Kong and includes disclosure requirements. One of these requirements is the issuance of a prospectus to be approved by the SFC containing particulars prescribed by the CO which must be registered with the Registrar of Companies before issue to the public of any shares or debentures.

The Code on Takeovers and Mergers governs the practice of takeovers and mergers concerning public companies in Hong Kong. The SFC is responsible for administering the Code on Takeovers and Mergers so as to ensure that shareholders are not unfairly treated. The Code on Takeovers and Mergers sets out the standards and acceptable practices in respect of takeovers and mergers. If control of a company changes or the company is acquired or consolidated, a general offer to all other shareholders is normally required. The Code on Takeovers and Mergers mandates that during the course of such an offer, or when an offer is being contemplated, information should be made available to all shareholders.

The Securities (Insider Dealing) Ordinance ("SIDO") (Chapter 395 of the Laws of Hong Kong) makes it a criminal offense to take part in insider dealing in relation to companies listed on the SEHK. SIDO defines 'insider dealing' and establishes the Insider Dealing Tribunal to inquire into insider dealings involving Hong Kong listed companies. SIDO also confers power on the tribunal to make orders against an insider dealer and provides a channel for appeal to the Court of Appeal. The tribunal may ban an insider dealer from taking part in the management of a listed company for a certain period of time or impose fines on offenders.

The Securities (Disclosure of Interests) Ordinance ("SDIO") (Chapter 396 of the Laws of Hong Kong) requires certain persons holding shares in or debentures of listed companies to disclose their interest in those shares or debentures. When a person acquires an interest in a listed company equal to or exceeding 10% of the share capital or ceases to hold such an interest, he is required to notify the Stock Exchange and the listed company within five (5) calendar days of the acquisition or divestment. The broker-dealer subsidiaries located in Hong Kong are listed on Schedule E-1 attached hereto.

Unit trusts, investment companies, and other types of collective investment vehicles (other than listed and/or public companies) which allow investors to pool their funds for investment purposes are not governed by any single comprehensive statute in Hong Kong. Rather, the following codes and ordinances regulate such entities:

(1) the SO;

(2) the PIO;

(3) the Code on Unit Trusts and Mutual Funds (Unit Trust Code);

(4) Chapters 20 and 21 of the Listing Rules; and

(5) the Code of Conduct for Persons Registered with the SFC.

In addition, a Fund Manager Code of Conduct also plays a role in regulating collective investment vehicles. This code has two objectives:

(1) to supplement existing codes and guidelines for all categories of licensed persons by clarifying SFC expectations regarding certain requirements for fund managers; and

(2) to highlight legislative and other requirements applicable to fund managers, legislation codes and guidelines, and assist compliance officers in keeping track of relevant requirements related to their businesses.

Collective investment schemes are defined as unit trusts or mutual fund corporations. Unit trust refers to: any arrangement made for the purpose, or having the effect, of providing facilities for the participation by persons, as beneficiaries under a trust, in profits or income arising from the acquisition, holding, management or disposition of securities or any other property whatsoever. Mutual fund corporation refers to: any corporation which is engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, and which is offering for sale or has outstanding any redeemable shares of which it is the issuer.

In Hong Kong the approach to regulation of collective investment schemes centers on whether those schemes are 'authorized' or not. If the schemes are to be marketed or offered to the public in Hong Kong, it must first be authorized by the SFC.

The authorization of collective investment schemes is the responsibility of the Committee on Unit Trusts, a body established by the SFC. The Hong Kong Code on Unit Trusts and Mutual Funds, administered by the Investment Products Department of the Intermediaries and Investment Products Division of the SFC, contains guidelines and requirements for applications for authorization. Applicants who are applying for authorization of a non-Hong Kong-based scheme also need to supply both a Hong Kong representative agreement and undertaking.

Similarly, applicants applying for authorization of a recognized jurisdiction scheme must also supply evidence of that scheme's authorized status in the jurisdiction.

Every collective investment scheme seeking authorization must appoint an independent and financially solid trustee/custodian acceptable to the SFC (typically a bank or a suitable trust company) and must also appoint a management company acceptable to the SFC, which is engaged primarily in the business of fund management. A Hong Kong incorporated management company should normally be registered as an investment adviser or an exempt investment adviser under the SO. If it also undertakes a distribution function in Hong Kong or otherwise deals in securities, it must also be registered as a dealer or exempt dealer under the SO. The investment companies managed by advisers located in Hong Kong are listed on Schedule E-3 attached hereto.

Hong Kong does not have a central bank in the traditional sense. Rather, the functions of a central bank are carried out by a number of government departments and private institutions. The BO establishes the basic framework for three bank supervisory bodies: the Hong Kong Monetary Authority, the Banking Advisory Committee, and the Deposit-Taking Advisory Committee. Together with the Exchange Fund Advisory Committee, these organizations carry out the most important functions of banking supervision in Hong Kong. In addition to these organizations, other bodies such as the SEHK, the SFC, and the Registrar of Companies are also involved in the supervision and regulation of banking activities.

It is unlawful to carry on banking business in Hong Kong except through a licensed bank. The term 'banking business' is a term of art, defined to mean either, or both, of:

(1) receiving from the general public money on current, deposit, savings or other similar accounts repayable on demand or within less than a specified period or with a period of call or notice of less than that period (i.e. 3 months or less); or

(2) paying or collecting checks drawn or paid in by a customer.

The BO requires banks in Hong Kong to maintain certain capital adequacy and liquidity ratios.

The Leveraged Foreign Exchange Trading Ordinance ("LFETO") (Chapter 451 of the Laws of Hong Kong) regulates leveraged foreign exchange trading in Hong Kong. Any person carrying on the business of leveraged foreign exchange trading or describing himself, or otherwise holding himself out, so as to indicate, or reasonably be construed to indicate, that he is carrying on such a business, must be licensed with the SFC or be an authorized institution within the meaning of the BO (which includes licensed banks). A licensed foreign exchange trader is required to provide and at all times maintain in its business such financial resources as may be required by the Financial Resources Rules made by the SFC.

Insurance businesses in Hong Kong are regulated by the Office of the Commissioner of Insurance ("OCI"), which is a regulatory body set up for the administration of the Insurance Companies Ordinance (Chapter 41 of the Laws of Hong Kong). The Insurance Companies Ordinance is the principal legislation in Hong Kong governing the insurance business including, inter alia, insurance intermediaries and insurance-related matters. The OCI is headed by the

Commissioner of Insurance who has been appointed as the Insurance Authority for administrating the Insurance Companies Ordinance.

Basis for No-Action Request

Deutsche Bank and each of the Qualifying Subsidiaries is engaged in a business similar to that engaged in by one or more of the Qualified Institutional Investors under Rule 13(d)-1(b)(1)(ii). Deutsche Bank and each of the Qualifying Subsidiaries in the ordinary course of its businesses may purchase, acquire or hold securities for its own account or for the account of clients and investment companies while acting in the capacity of dealer, broker, agent, trustee, investment manager, fund manager or otherwise. Pursuant to Section 13(d) of the Exchange Act and as a result of the activities of Deutsche Bank, the Qualified Subsidiaries and any other member of the Deutsche Bank Group, Deutsche Bank may be deemed the beneficial owner of equity securities subject to the reporting requirements of Section 13(d). If Deutsche Bank is deemed the beneficial owner of more than five percent of a class of equity securities, Deutsche Bank (together with any subsidiary that is the beneficial owner of more than five percent of such class and is not a Qualified Institutional Investor) must either (i) file a Schedule 13D pursuant to Rule 13d-1(a) or (ii) file a Schedule 13G pursuant to Rule 13d-1(c).

Compliance with the disclosure and time of disclosure requirements under Rule 13d-1(a) or Rule 13(d)-1(c) often proves burdensome to large institutional investors and their related companies. Rule 13d-1(b) lessens the beneficial ownership reporting burdens by allowing Qualified Institutional Investors and their parent holding companies to file reports of beneficial ownership on Schedule 13G. The Commission recently expanded the availability of Schedule G to passive investors and enlarged the category of Qualified Institutional Investors, but it noted that non-domestic institutional investors are not expressly eligible under the provisions of Rule 13d-1(b)(1)(ii) to file on Schedule 13G. See Securities Exchange Act Release No. 39538 (January 12, 1998). The Commission further stated in such release that "[a]ny foreign institutional investor that would rather report on Schedule 13G as a Qualified Institutional Investor . . . may continue to seek no-action relief from the staff under current practices."

For the reasons set forth below, Deutsche Bank respectfully requests that it and each of the Qualifying Subsidiaries named on the schedules hereto be permitted to report beneficial ownership of equity securities subject to Section 13(d) of the Exchange Act on Schedule 13G in accordance with the requirements that would be applicable if Deutsche Bank and each of the Qualifying Subsidiaries were Qualified Institutional Investors described in Rule 13d-1(b)(1)(ii).

Deutsche Bank and each Qualifying Subsidiary is subject to regulation in the jurisdiction of its organization or place of business which is comparable to the regulation required for entities of the same nature in the United States. As discussed above, Deutsche Bank and its subsidiaries are subject to substantial regulation and reporting requirements in the Federal Republic of Germany, the United Kingdom, Japan, Australia and Hong Kong. In addition, Deutsche Bank is subject to regulation in the United States by the Federal Reserve Board and the Superintendent of Banks of the State of New York. Its subsidiaries in the United States are subject to broker-dealer and investment advisor regulation by the Commission, and investment companies managed by its advisory subsidiaries are likewise regulated by the Commission. Consequently, Deutsche Bank believes that the Commission would not encounter substantial enforcement difficulties should the Commission desire information that Deutsche Bank or a Qualifying Subsidiary would have been required to disclose in accordance with Schedule 13D.

To alleviate any concern that the Commission may have in this regard, Deutsche Bank has authorized us to confirm its agreement to furnish or to make available to the Commission, at its request, the information that otherwise would have been required to be furnished by Deutsche Bank or a Qualifying Subsidiary in response to the disclosure requirements of Schedule 13D and any supporting material or documents necessary to verify the accuracy of such information. Deutsche Bank has also informed each of its Qualifying Subsidiaries of, and acknowledges its responsibility for, its and their compliance with the requirements of Rule 13d-1(b)(1)(iii) to inform any discretionary account holders that to the knowledge of Deutsche Bank or the Qualifying Subsidiary may become a beneficial owner of more than five percent of a class of registered equity security, of the filing obligations under Section 13(d) of the Act.

In summary, based upon the foregoing, Deutsche Bank and each of the Qualifying Subsidiaries is an institutional investor, a substantial part of the ordinary business of which is to invest, for its own account and for the accounts of its clients, in securities of publicly traded companies. As such, Deutsche Bank and each of the Qualifying Subsidiaries, were it located in the United States, would be eligible to report its beneficial ownership of equity securities on Schedule 13G as an institutional investor listed in Rule 13d-1(b)(1)(ii), provided that the acquisition of such securities was not made with the purpose or effect of changing or influencing the control of the issuer thereof, or in connection with, or as a participant in, any transaction having such purpose or effect.

Based on the facts and representations set forth above, Deutsche Bank respectfully requests that the Division confirm that it would not recommend enforcement action to the Commission if Deutsche Bank and each Qualifying Subsidiary were treated as an institutional investor permitted to report its beneficial ownership of more than five percent of a class of equity securities on Schedule 13G. Deutsche Bank recognizes that Schedule 13G would not be available to it or to a Qualifying Subsidiary (and that a filing on Schedule 13D would be required) in the event Deutsche Bank's or the Qualifying Subsidiaries' acquisitions of an equity security resulted in beneficial ownership, in the aggregate, of more than five percent of the class of equity security if such acquisitions were made with the purpose or effect of changing or influencing the control of the issuer thereof or in connection with or as a participant in any transaction having such purpose or effect.

A response by the Division favorable to Deutsche Bank would be consistent with the position taken by the Division in several no-action letters, including the following: Swiss Bank Corporation (available January 17, 1997); Morgan Stanley Group Inc. (available December 29, 1995); Bank Leumi, le - Israel B.M. (available June 22, 1995); PaineWebber International (U.K.) Ltd. (available December 16, 1992); Union Bank of Switzerland (available November 23, 1992); The AXA Group (available July 31, 1992); First Marathon Inc. (available June 22, 1992); CS Holding Group (available January 16, 1992); Goldman Sachs Equity Securities (U.K.) Ltd. (available March 6, 1991); Bankers Trust N.Y. Corp. (available May 15, 1990); Royal Bank of Canada (available December 10, 1990); and Burns Fry Holdings Corp. (available December 4, 1990).

This original request letter is accompanied by seven copies. Questions or comments concerning this letter may be addressed to Kevin Keogh at (212) 819-8227.

Very truly yours,

White & Case LLP

German Banking Parent and Subsidiaries

Deutsche Bank AG

Deutsche Bank 24 Aktiengesellschaft

Deutsche Bank Luebeck Aktiengesellschaft vormals Handelsbank

Deutsche Bank Saar Aktiengesellschaft

Deutsche Bank Trust Aktiengesellschaft Private Banking

German Investment Company Investment Advisory and Asset Management Subsidiaries

Deutsche Asset Management Europe GmbH

Deutsche Asset Management International GmbH

Deutsche Asset Management Investmentgesellschaft mbH

Deutsche Vermögensbildungsgellschaft mbH

DWS International Portfolio Management GmbH

DWS Investment GmbH

DWS Finanz-Service GmbH

SCHEDULE A-3

German Broker-Dealer Subsidiaries

DB Broker GmbH

German Insurance Subsidiaries

Versicherungsholding der Deutschen Bank AG

Deutscher Herold Lebensversicherungs-Aktiengesellschaft der Deutschen Bank

Deutscher Herold Allgemeine Versicherungs-Aktiengesellschaft der Deutschen Bank

United Kingdom Banking and Broker - Dealer Subsidiary and Branch

Morgan Grenfell & Co. Limited

Deutsche Bank AG (London Branch)

United Kingdom Investment Advisor Subsidiaries

Deutsche Asset Management Group Limited

Deutsche Asset Management (International) Limited

Deutsche Asset Management Investment Services Limited

Deutsche Asset Management Life & Pensions Limited

Deutsche Asset Management Limited

Deutsche Investment Trust Managers Limited (57%)

Deutsche Property Asset Management Limited

Deutsche Unit Trust Managers Limited

Morgan Grenfell Private Equity Limited

Nissay Deutsche Asset Management Europe Limited (33%)

Tokai Deutsche Asset Management Limited (40%)

Japanese Investment Bank and Broker-Dealer Subsidiaries and Branches

Deutsche Securities Limited, Tokyo Branch

Deutsche Bank AG, Tokyo Branch

Japanese Investment Advisor and Investment Company Subsidiaries

Deutsche Asset Management Japan

Deutsche Bank Real Estate (Japan)

Japanese Banking Subsidiary and Branch

Deutsche Trust Bank

Deutsche Bank AG, Tokyo Branch

Australian Investment Bank and Broker-Dealer Subsidiaries

Deutsche Securities Australia Limited

Deutsche Capital Markets Australia Limited

Deutsche Bank AG (Sydney Branch)

Deutsche Asset Management (Australia) Limited

Australian Banking and Insurance Company Subsidiaries

Deutsche Bank AG (Sydney Branch)

Australian Investment Advisor Subsidiaries

Deutsche Asset Management (Australia) Limited

Hong Kong Broker-Dealer Branch and Subsidiaries

Deutsche Bank AG, Hong Kong Branch

Deutsche Securities Limited

Deutsche Securities Asia Limited